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                      SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549



                                 FORM 12b-25

                                                Commission File Number   1-12082

                         NOTIFICATION OF LATE FILING


(Check One): (x)Form 10-K ( )Form 11-K ( )Form 20-F ( )Form 10-Q ( )Form N-SAR
        For Period Ended:       December 27, 2003
                         -------------------------------
( )Transition Report on Form 10-K        ( )Transition Report on Form 10-Q
( )Transition Report on Form 20-F        ( )Transition Report on Form N-SAR
( )Transition Report on Form 11-K
        For Transition Period Ended:
                Read attached instruction sheet before preparing form. Please print or type.
        Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
        If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________.


                                    PART I
                            REGISTRANT INFORMATION

Full name of registrant:  Hanover Direct, Inc.
Former name if applicable: ___________________________________________________

Address of principal executive office (Street and number):
        c/o Hanover Direct, Inc., 115 River Road
City, state and zip code:  Edgewater, New Jersey  07020

                                   PART II
                           RULE 12b-25 (b) AND (c)

        If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

                (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
                (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or Form N-SAR, or portion
(x) thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
                (c) The accountant's statement or other exhibit required by
                    Rule 12b-25(c) has been attached if applicable.



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                                   PART III
                                  NARRATIVE

        State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed period.

        Hanover Direct, Inc. (the "Company") is seeking the extension due to its inability to complete the audited financial statements for the fiscal year ended December 27, 2003 for the Company in a timely manner as a result of the inability of the Company's independent auditor to complete its audit of such financial statements in a timely fashion despite substantial effort being exerted to do so. The Company recently re-examined its credit facility with Congress Financial Corporation entered into in November 1995 and, based on EITF Issue No. 95-22, "Balance Sheet Classification of Borrowings Outstanding under Revolving Credit Agreements that Include Both a Subjective Acceleration Clause and a Lock-Box Arrangement," and certain provisions in the credit agreement, determined that it is required by EITF 95-22 to reclassify the loan facility from long-term to short-term debt, although the facility does not mature until January 31, 2007. The Company and its independent auditors require time to calculate accurately the effect of the reclassification of the loan facility from long-term to short-term debt on its historical financial statements. Accordingly, the Company is unable to file its Form 10-K in the prescribed period without unreasonable effort or expense. The Company will file its Form 10-K for the fiscal year ended December 27, 2003 no later than the close of business on April 9, 2004.

                                   PART IV
                              OTHER INFORMATION

        (1) Name and telephone number of person to contact in regard to this notification: Sarah Hewitt, Esq., (212) 895-2190.

        (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                              (x) Yes   ( ) No

        (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                              ( ) Yes   (x) No

        If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                             Hanover Direct, Inc.
                 (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date:  March 26, 2004                   By:  /s/ Charles E. Blue
                                             -------------------
                                             Charles E. Blue
                                             Senior Vice President and Chief
                                             Financial Officer